
Mail Stop 4561

April 14, 2009

By U.S. Mail and Facsimile

Mr. Randy K. Ferrell
President and Chief Executive Officer
Fauquier Bankshares, Inc.
10 Courthouse Square
Warrenton, Virginia 20186

Re: Fauquier Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 9, 2009
File No. 000-25805

Dear Mr. Ferrell:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A filed April 9, 2009

General

1.   Please provide a background discussion of the contacts, if any, the company has had with Mr. William E. Sudduth and his shareholder group (collectively, the "Sudduth Group") during the time period leading up to the current solicitation. You should describe in sufficient detail whether the company's board of directors responded to contacts made by The Sudduth Group and if material, the specifics of any discussions between the parties.

2.   We note your disclosure under the heading "Voting Securities" that the company's board of directors "unanimously rejects" the nominations from the Sudduth Group. Please

explain why the company's board of directors unanimously rejects the Sudduth Group's board nominees.

3. Revise the proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

4. Revise to affirmatively indicate whether or not the nominees have consented to be named in the proxy statement and to serve if elected. See Rule 14a-4(d) of Regulation 14A.

Solicitation and Voting of Proxies, page 1

5. We note your disclosure indicating that the proxies may be solicited by "mail, electronic mail, telephone, fax or personal interviews." Please also tell us whether the company plans to solicit via Internet chat rooms, and if so, tell us which websites it plans to utilize. Please confirm that the company will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

6. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or electronic mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Proposal 1 – Election of Class I and Class III Directors, page 2-4

7. We note your disclosure regarding Virginia law requirements that directors appointed to the board of directors in between meetings of the shareholders must stand for election at the next annual meeting of shareholders. Please supplement the disclosure to explain the circumstances resulting in Mr. Graap's appointment in between last year's and this year's meeting and the availability of an additional Class III director slot for which Mr. Lawrence has been nominated. Also, disclose the authority (i.e., bylaws or state law) upon which the board is relying to include Mr. Lawrence as a Class III director instead of a Class I director.

8. We note that it is your intention to vote for the election "of such other person or persons" in the event the other nominees are unable to serve. Please note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Security Ownership of Certain Beneficial Owners and Management, Page 30

9. Please include the soliciting group in the table. Refer to the Schedule 13D filed by the group on April 7, 2009.

Form of Proxy Card

10.   We note your disclosure in the form of proxy that "If any other business is presented at the Annual meeting, *including whether or not to adjourn the meeting*, this proxy will be voted by the proxy holders in their best judgment." (Emphasis Added). If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Also provide the voting procedures information required pursuant to Item 21 of Schedule 14A.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to the company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3464 or, in my absence, to Eric Envall at (202) 5510-3234, Perry Hindin at (202) 551-3444 or Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (703) 813-6983.

Sincerely,

Kathryn McHale
Staff Attorney

cc: By Facsimile to (804) 783-7628
       George P. Whitley, Esq.
       LeClair Ryan

       By Facsimile to (804) 783-7621
       Scott H. Richter
       LeClair Ryan